UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on April 4, 2018: Euroseas Ltd. Announces Time Charter Contracts for two of its Containerships.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO, of Euroseas commented:”, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-208305) filed with the U.S. Securities and Exchange Commission on December 2, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: April 4, 2018	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Announces Time Charter Contracts for two of its  Containerships

Maroussi, Athens, Greece – April 4, 2018 – Euroseas Ltd. (NASDAQ: ESEA) (the “Company” or “Euroseas”), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today the following chartering arrangements for two of its container carriers:

a)

EM Athens, a 2,506 teu 2000-built vessel, entered into a charter for about a year period at a gross daily rate of $10,400, and,

b)

Manolis P, a 1,452 teu 1995-built vessel, extended its current charter contract for about a year at a gross daily rate of $9,500

The new charters will commence on April 9 for the EM Athens and April 7 for the Manolis. Euroseas typically announces charter arrangements of a year or longer duration.

Aristides Pittas, Chairman and CEO, of Euroseas commented: “We are very pleased to announce the new charter and the extension of another for one more year for two of our containerships. These charters are roughly 30% higher than what the ships earned prior and is a clear sign that the sector is recovering. We have positioned our container fleet to take advantage of this anticipated rising market and, currently, have 6 more vessels that come up for renewal of their charters within the following 3 months. We remain optimistic for the containership market prospects and are actively seeking to grow the company and enhance shareholder value.”

About Euroseas Ltd.: Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., also an affiliated ship management company, which are responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 17 vessels, including 3 Panamax drybulk carriers, 1 Handymax drybulk carrier, 1 Kamsarmax drybulk carrier, 1 Ultramax drybulk carrier, 10 Feeder containerships and an intermediate containership. Euroseas 6 drybulk carriers have a total cargo capacity of 417,753 dwt, its 11 containerships have a cargo capacity of 25,473 teu. The Company has also signed a contract for the construction of one Kamsarmax (82,000 dwt) fuel efficient drybulk carrier. Including the new-building, the total cargo capacity of the Company's drybulk vessels will be 499,753 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

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